Filed Pursuant to Rule 424(b)(3)
Registration No. 333-208751
RREEF PROPERTY TRUST, INC.
SUPPLEMENT NO. 10 DATED AUGUST 20, 2018
TO THE PROSPECTUS DATED APRIL 16, 2018

This document supplements, and should be read in conjunction with, our prospectus dated April 16, 2018, as supplemented by Supplement No. 1 dated April 16, 2018, Supplement No. 2 dated May 1, 2018, Supplement No. 3 dated May 15, 2018, Supplement No. 4 dated May 18, 2018, Supplement No. 5 dated June 1, 2018, Supplement No. 6 dated July 3, 2018, Supplement No. 7 dated July 18, 2018, Supplement No. 8 dated August 1, 2018 and Supplement No. 9 dated August 15, 2018. Unless otherwise defined herein, capitalized terms shall have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	an update to the "Experts" section of our prospectus; and

•
the Combined Historical Summary of Gross Income and Direct Operating Expenses for the Three Months Ended March 31, 2018 (unaudited) and the Year Ended December 31, 2017, and related pro forma financial statements, for our Miami Industrial Properties that we acquired on July 17, 2018, which are attached to this Supplement No. 10 as Appendix A.

Experts

The following disclosure is added to the "Experts" section of our prospectus.

The Combined Historical Summary of Gross Income and Direct Operating Expenses of Miami Industrial Properties for the year ended December 31, 2017, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

Appendix A

INDEPENDENT AUDITORS' REPORT

To the stockholders and board of directors
RREEF Property Trust, Inc.:

We have audited the accompanying Combined Historical Summary of Gross Income and Direct Operating Expenses of Miami Industrial Properties (the "Properties") for the year ended December 31, 2017, and the related notes (the combined historical summary).

Management’s Responsibility for the Combined Historical Summary

Management is responsible for the preparation and fair presentation of this combined historical summary in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the combined historical summary that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the combined historical summary based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined historical summary is free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined historical summary. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the combined historical summary, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the combined historical summary in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined historical summary.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined historical summary referred to above presents fairly, in all material respects, the gross income and direct operating expenses described in Note 2 for the year ended December 31, 2017, in accordance with U.S. generally accepted accounting principles.

Emphasis of Matter

We draw attention to Note 2 to the combined historical summary, which describes that the accompanying combined historical summary was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in the filing of Form 8-K/A of RREEF Property Trust, Inc.) and is not intended to be a complete presentation of the Properties’ revenues and expenses. Our opinion is not modified with respect to this matter.

/s/ KPMG LLP
San Francisco, California
August 10, 2018

Miami Industrial Properties

Combined Historical Summary of Gross Income and Direct Operating Expenses

For the Three Months Ended March 31, 2018 (unaudited)
and Year Ended December 31, 2017

	Three Months Ended March 31, 2018 (unaudited)	Year Ended December 31, 2017
Gross income:
Base rental income	$421,725	$1,031,188
Tenant reimbursements	5,941	18,155
Total gross income	427,666	1,049,343
Direct operating expenses:
Property operating	64,573	146,950
Real estate tax	57,909	235,833
Insurance	17,002	57,572
Total direct operating expenses	139,484	440,355
Excess of gross income over direct operating expenses	$288,182	$608,988

See accompanying notes to combined historical summary of gross income and direct operating expenses.

Miami Industrial Properties

Notes to Combined Historical Summary of Gross Income and
Direct Operating Expenses
For the Three Months Ended March 31, 2018 (unaudited)
and Year Ended December 31, 2017

NOTE 1 — BUSINESS

On July 17, 2018, RREEF Property Trust, Inc. (the "Company") acquired Miami Industrial Properties, which is comprised of three industrial buildings totaling 289,919 square foot located in Miami-Dade County, Florida (the "Properties"). The purchase price for this acquisition was $20,700,000, exclusive of closing costs. The Properties consist of three warehouse distribution buildings, Hialeah I, Hialeah II and Palmetto Lakes Distribution Center, constructed in 1961, 1962 and 1974/1995, respectively. All leases in the Properties are modified gross leases obligating the tenants to pay their share of certain common area costs as defined in each respective lease. The Properties are managed by a third party manager.

NOTE 2 — BASIS OF PRESENTATION

Basis of presentation

The Combined Historical Summary of Gross Income and Direct Operating Expenses ("Historical Summary") has been prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (the "SEC") and is not intended to be a complete presentation of the Properties' revenues and expenses.

The unaudited Combined Historical Summary for the three months ended March 31, 2018 has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for interim financial information. In the opinion of the Company's management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. The Combined Historical Summary for the three months ended March 31, 2018 is not necessarily indicative of the expected results for the entire year ended December 31, 2018.

Direct operating expenses include only those expenses expected to be comparable to the proposed future operations of the Properties. Accordingly, expenses such as interest, depreciation and certain landlord costs are excluded.

The Company has prepared the accompanying Combined Historical Summary on a combined basis. The Combined Historical Summary includes the accounts of the three acquired industrial warehouse distribution buildings. All intercompany transactions have been eliminated in combination.

Revenue recognition

Base rental revenues are recognized on a straight-line basis over the terms of the respective leases.

Use of estimates

The Combined Historical Summary has been prepared on the accrual basis of accounting and requires management of the Properties to make estimates and assumptions that affect the reported amounts of the revenues and expenses during the reporting period. Actual results may differ from those estimates.

A Historical Summary is being presented for the most recent year available instead of the three most recent years based on the following factors: (1) the Properties were acquired from an unaffiliated party; and (2) based on due diligence of the Properties conducted by the Company, except as disclosed in these Notes to Historical Summary of Gross Income and Direct Operating Expenses, management is not aware of any material factors relating to the Properties that would cause this financial information not to be indicative of future operating results.

NOTE 3 — GROSS INCOME

The Properties are 100% occupied under three lease agreements as of December 31, 2017:

Miami Industrial Properties

Notes to Combined Historical Summary of Gross Income and
Direct Operating Expenses
For the Three Months Ended March 31, 2018 (unaudited)
and Year Ended December 31, 2017

Tenant	Type of Business	% of Net Rentable Area	Lease Commencement Date	Lease Expiration Date
IEH Auto Parts LLC	Industrial	19.7%	August 1, 2016	July 31, 2019
C-Air Brokers & Forwarders, Inc.	Industrial	17.2%	June 8, 2017	January 31, 2023
Dependable Packaging and Solutions, Inc.	Industrial	63.1%	August 1, 2017	January 31, 2023
		100.0%

All leases are classified as operating leases. Although some of the leases provide for increases in minimum lease payments over the term of the lease, rental income accrues for the full period of occupancy on a straight-line basis. Related adjustments increased base rental income by $106,276 (unaudited) for the three months ended March 31, 2018 and $453,603 for the year ended December 31, 2017.

Minimum base rents to be received during the non-cancelable terms under the operating leases in place as of December 31, 2017, are as follows:

2018	$1,611,399
2019	1,626,013
2020	1,463,669
2021	1,509,187
2022	1,555,983
Thereafter	129,911
$7,896,162

NOTE 4 — MANAGEMENT FEES

Effective November 1, 2017, the Properties have property management agreements in place. Hialeah I and Hialeah II incur a monthly management fee equal to $250 per building. Palmetto Lakes Distribution Center incurs a monthly management fee equal to 2.5% of gross rents as defined. Additionally, the management agreements provide for the reimbursement of certain direct costs, including on-site management costs incurred in operating the buildings. Management fee expenses during the three months ended March 31, 2018 and the year ended December 31, 2017 were $5,997 (unaudited) and $1,000, respectively, and are included in the property operating expenses in the accompanying Combined Historical Summary.

NOTE 5 — SUBSEQUENT EVENTS

Subsequent events were evaluated from December 31, 2017 through August 10, 2018, the date on which the Combined Historical Summary was issued.

RREEF PROPERTY TRUST, INC.
PRO FORMA CONSOLIDATED BALANCE SHEET
March 31, 2018
(unaudited)

The accompanying unaudited Pro Forma Consolidated Balance Sheet of the Company as of March 31, 2018 reflects adjustments for the completed acquisition and related transactions.

The Pro Forma Consolidated Balance Sheet assumes all of the following occurred on March 31, 2018:

• The acquisition of Miami Industrial Properties for $20.7 million; and
• The additional borrowing of $19.9 million from the Company's line of credit with Wells Fargo Bank.

This Pro Forma Consolidated Balance Sheet should be read in conjunction with the Company’s historical financial statements and notes thereto for the quarter ended March 31, 2018, as contained in the Company's Quarterly Report on Form 10-Q. In the opinion of the Company’s management, all material adjustments necessary to reflect the effects of the preceding transactions have been made. The unaudited Pro Forma Consolidated Balance Sheet is presented for illustrative purposes only and is not necessarily indicative of what the actual financial position would have been had the transactions described above occurred on March 31, 2018, nor does it purport to represent the future financial position of the Company.

	Historical (as reported)	Miami Industrial Properties Acquisition		Pro Forma
ASSETS
Investment in real estate assets:
Land	$37,238,612	$9,420,343	(a)	$46,658,955
Buildings and improvements, less accumulated depreciation of $12,545,630 and $11,476,041, respectively	91,098,044	8,124,985	(a)	99,223,029
Furniture, fixtures and equipment, less accumulated depreciation of $231,007 and $211,727, respectively	222,195	—		222,195
Acquired intangible lease assets, less accumulated amortization of $16,430,086 and $15,510,271, respectively	20,365,248	3,751,504	(a)	24,116,752
Total investment in real estate assets, net	148,924,099	21,296,832		170,220,931
Investment in marketable securities	10,821,218	—		10,821,218
Total investment in real estate assets and marketable securities, net	159,745,317	21,296,832		181,042,149
Cash and cash equivalents	2,833,458	(907,378)	(b)	1,926,080
Receivables, net of allowance for doubtful accounts of $6,233 and $9,586, respectively	2,066,839	—		2,066,839
Deferred leasing costs, net of amortization of $240,922 and $201,108, respectively	2,124,813	—		2,124,813
Prepaid and other assets	1,753,370	—		1,753,370
Total assets	$168,523,797	$20,389,454		$188,913,251
LIABILITIES AND STOCKHOLDERS' EQUITY
Line of credit, net	$61,921,863	$19,710,572	(c)	$81,632,435
Mortgage loans payable, net	27,263,262	—		27,263,262
Accounts payable and accrued expenses	1,334,905	127,547	(d)	1,462,452
Due to affiliates	3,705,244	—		3,705,244
Note to affiliate, net of unamortized discount of $1,473,732 and $1,509,753, respectively	7,476,268	—		7,476,268
Acquired below market lease intangibles, less accumulated amortization of $3,114,286 and $3,016,239, respectively	5,569,469	455,013	(a)	6,024,482
Distributions payable	269,821	—		269,821
Other liabilities	1,089,655	96,322	(d)	1,185,977
Total liabilities	108,630,487	20,389,454		129,019,941

RREEF PROPERTY TRUST, INC.
PRO FORMA CONSOLIDATED BALANCE SHEET
March 31, 2018
(unaudited)

Stockholders' Equity:
Preferred stock, $0.01 par value; 50,000,000 shares authorized; none issued	—	—	—
Class A common stock, $0.01 par value; 200,000,000 shares authorized; 3,681,060 and 3,666,927 issued and outstanding, respectively	36,811	—	36,811
Class I common stock, $0.01 par value; 200,000,000 shares authorized; 4,593,620 and 4,352,050 issued and outstanding, respectively	45,937	—	45,937
Class T common stock, $0.01 par value; 250,000,000 shares authorized; 91,250 and 71,316 issued and outstanding, respectively	912	—	912
Class D common stock, $0.01 par value; 50,000,000 shares authorized; none issued	—	—	—
Class N common stock, $0.01 par value; 300,000,000 shares authorized; none issued	—	—	—
Additional paid-in capital	90,028,095	—	90,028,095
Deficit	(30,218,445)	—	(30,218,445)
Accumulated other comprehensive income	—	—	—
Total stockholders' equity	59,893,310	—	59,893,310
Total liabilities and stockholders' equity	$168,523,797	$20,389,454	$188,913,251

The accompanying notes are an integral part of this pro forma consolidated balance sheet.

RREEF PROPERTY TRUST, INC.
NOTES TO PRO FORMA CONSOLIDATED BALANCE SHEET
March 31, 2018
(unaudited)

NOTE 1 — ACQUISITION

On July 17, 2018, RREEF Property Trust, Inc. (the "Company") acquired Miami Industrial Properties, which is comprised of three industrial buildings totaling 289,919 square foot located in Miami-Dade County, Florida (the "Properties"). The purchase price for this acquisition was $20,700,000, exclusive of closing costs. The Properties consist of three warehouse distribution buildings, Hialeah I, Hialeah II and Palmetto Lakes Distribution Center, constructed in 1961, 1962 and 1974/1995, respectively. All leases in the Properties are modified gross leases obligating the tenants to pay their share of certain common area costs as defined in each respective lease. The Properties are managed by a third party manager.

NOTE 2 — PRO FORMA ADJUSTMENTS

(a)
Reflects the preliminary purchase price allocation for the acquisition of Miami Industrial Properties including $141,819 of acquisition costs that are capitalized because the transaction was determined to be an asset acquisition.

(b)	Reflects utilization of existing cash to close the acquisition.

(c)	Reflects the borrowing of $19,900,000 under the Company's line of credit, net of $189,428 of deferred financing costs.

(d)	Reflects liabilities assumed upon acquisition, primarily related to prepaid rents, accrued real estate taxes and security deposits.

RREEF PROPERTY TRUST, INC.
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
For the Three Months Ended March 31, 2018
(unaudited)

The accompanying unaudited Pro Forma Consolidated Statement of Operations of the Company for the three months ended March 31, 2018 are based on the Historical Consolidated Statement of Operations of the Company adjusted for the completed acquisition and related transactions.

The Pro Forma Consolidated Statement of Operations for the three months ended March 31, 2018 assumes all of the following occurred on January 1, 2017:

• The acquisition of Miami Industrial Properties for $20.7 million; and
• The additional borrowing of $19.9 million from the Company's line of credit with Wells Fargo Bank, at the average interest rate in effect during the period presented.

This Pro Forma Consolidated Statement of Operations should be read in conjunction with the Company’s historical financial statements and notes thereto for the three months ended March 31, 2018, as contained in the Company’s Quarterly Report on Form 10-Q. In the opinion of the Company’s management, all material adjustments necessary to reflect the effects of the preceding transactions have been made. The unaudited Pro Forma Consolidated Statement of Operations is presented for illustrative purposes only and is not necessarily indicative of what the actual results of operations would have been had the transactions described above occurred on January 1, 2017, nor does it purport to represent the future results of operations of the Company.

	Historical - Three months ended March 31, 2018 (as reported)	2018 Acquisition Adjustments		Pro Forma
Revenues
Rental and other property income	$3,824,997	$448,631	(a)	$4,273,628
Tenant reimbursement income	678,523	5,941	(a)	684,464
Investment income on marketable securities	88,852	—		88,852
Total revenues	4,592,372	454,572		5,046,944
Expenses
General and administrative expenses	511,005	—		511,005
Property operating expenses	1,412,493	139,484	(a)	1,551,977
Advisory expenses	279,455	—		279,455
Depreciation	1,088,869	124,852	(a)	1,213,721
Amortization	906,804	200,132	(a)	1,106,936
Total operating expenses	4,198,626	464,468		4,663,094
Net realized loss upon sale of marketable securities	(253,480)	—		(253,480)
Net unrealized loss on investment in marketable securities	(500,518)	—		(500,518)
Operating loss	(360,252)	(9,896)		(370,148)
Interest expense	(903,550)	(179,376)	(b)	(1,082,926)
Net loss	$(1,263,802)	$(189,272)		$(1,453,074)
Basic and diluted net loss per share of Class A common stock	$(0.15)			$(0.18)
Basic and diluted net loss per share of Class I common stock	$(0.15)			$(0.18)
Basic and diluted net loss per share of Class T common stock	$(0.15)			$(0.18)

The accompanying notes are an integral part of this pro forma consolidated statement of operations.

RREEF PROPERTY TRUST, INC.
NOTES TO PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
For the Three Months Ended March 31, 2018
(unaudited)

NOTE 1 — ACQUISITION

On July 17, 2018, RREEF Property Trust, Inc. (the "Company") acquired Miami Industrial Properties, which is comprised of three industrial buildings totaling 289,919 square foot located in Miami-Dade County, Florida (the "Properties"). The purchase price for this acquisition was $20,700,000, exclusive of closing costs. The Properties consist of three warehouse distribution buildings, Hialeah I, Hialeah II and Palmetto Lakes Distribution Center, constructed in 1961, 1962 and 1974/1995, respectively. All leases in the Properties are modified gross leases obligating the tenants to pay their share of certain common area costs as defined in each respective lease. The Properties are managed by a third party manager.

NOTE 2 — PRO FORMA ADJUSTMENTS

(a)
Reflects the operating results of the Properties, including depreciation expense, amortization expense, and an increase to rental revenue related to allocation of the purchase price to building and improvements, acquired intangible lease assets, and acquired below market lease intangibles in accordance with ASC 805. Commercial building and improvements are depreciated over 20 to 40 years on a straight-line basis. Amounts allocated to acquired intangible lease assets and acquired below market lease intangibles are amortized over the remaining term of the leases, ranging from 12 to 54 months.

(b)
Includes (1) interest expense on the additional borrowing of $19,900,000 on the Company's Wells Fargo line of credit as of January 1, 2017 at an effective interest rate of 3.18%, which is the average rate of the one-month LIBOR for the first quarter of 2018 plus a spread of 1.70%, and which is a close approximation of the actual interest rates in effect during the first quarter of 2018, and (2) amortization of the associated $189,428 of deferred financing costs over the then remaining term of the Wells Fargo line of credit of approximately 14 months. The actual interest rate on the additional borrowing of $19,900,000 on the acquisition date of July 17, 2018 was 3.67%. If this interest rate had been used in the pro forma consolidated statement of operations for the three months ended March 31, 2018, the interest expense adjustment would have been approximately $25,000 higher.

RREEF PROPERTY TRUST, INC.
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2017
(unaudited)

The accompanying unaudited Pro Forma Consolidated Statement of Operations of the Company for the year ended December 31, 2017 is based on the Historical Consolidated Statement of Operations of the Company adjusted for the completed acquisition and related transactions.

The Pro Forma Consolidated Statement of Operations for the year ended December 31, 2017 assumes all of the following occurred on January 1, 2017:

• The acquisition of Miami Industrial Properties for $20.7 million; and
• The additional borrowing of $19.9 million from the Company's line of credit with Wells Fargo Bank, at the average interest rate in effect during the period presented.

This Pro Forma Consolidated Statement of Operations should be read in conjunction with the Company’s historical financial statements and notes thereto for the year ended December 31, 2017, as contained in the Company’s Annual Report on Form 10-K. In the opinion of the Company’s management, all material adjustments necessary to reflect the effects of the preceding transactions have been made. The unaudited Pro Forma Consolidated Statement of Operations is presented for illustrative purposes only and is not necessarily indicative of what the actual results of operations would have been had the transactions described above occurred on January 1, 2017, nor does it purport to represent the future results of operations of the Company.

	Historical - Year ended December 31, 2017 (as reported)	2018 Acquisition Adjustments		Pro Forma
Revenues
Rental and other property income	$15,130,969	$1,169,397	(a)	$16,300,366
Tenant reimbursement income	2,347,670	18,155	(a)	2,365,825
Investment income on marketable securities	307,114	—		307,114
Total revenues	17,785,753	1,187,552		18,973,305
Expenses
General and administrative expenses	1,655,410	—		1,655,410
Property operating expenses	5,497,497	440,355	(a)	5,937,852
Advisory expenses	1,723,473	—		1,723,473
Depreciation	4,338,253	499,409	(a)	4,837,662
Amortization	3,721,628	1,126,996	(a)	4,848,624
Total operating expenses	16,936,261	2,066,760		19,003,021
Operating income (loss)	849,492	(879,208)		(29,716)
Interest expense	(3,521,184)	(690,090)	(b)	(4,211,274)
Realized loss upon sale of marketable securities	(69,987)	—		(69,987)
Net loss	$(2,741,679)	$(1,569,298)		$(4,310,977)
Basic and diluted net loss per share of Class A common stock	$(0.34)			$(0.54)
Basic and diluted net loss per share of Class I common stock	$(0.36)			$(0.56)
Basic and diluted net loss per share of Class T common stock	$(0.41)			$(0.61)

The accompanying notes are an integral part of this pro forma consolidated statement of operations.

RREEF PROPERTY TRUST, INC.
NOTES TO PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2017
(unaudited)

NOTE 1 — ACQUISITIONS

On July 17, 2018, RREEF Property Trust, Inc. (the "Company") acquired Miami Industrial Properties, which is comprised of three industrial buildings totaling 289,919 square foot located in Miami-Dade County, Florida (the "Properties"). The purchase price for this acquisition was $20,700,000, exclusive of closing costs. The Properties consist of three warehouse distribution buildings, Hialeah I, Hialeah II and Palmetto Lakes Distribution Center, constructed in 1961, 1962 and 1974/1995, respectively. All leases in the Properties are modified gross leases obligating the tenants to pay their share of certain common area costs as defined in each respective lease. The Properties are managed by a third party manager.

NOTE 2 — PRO FORMA ADJUSTMENTS

(a)
Reflects the operating results of the Properties, including depreciation expense, amortization expense, and an increase to rental revenue related to allocation of the purchase price to building and improvements, acquired intangible lease assets, and acquired below market lease intangibles in accordance with ASC 805. Commercial building and improvements are depreciated over 20 to 40 years on a straight-line basis. Amounts allocated to acquired intangible lease assets and acquired below market lease intangibles are amortized over the remaining term of the leases, ranging from 12 to 54 months.

(b)
Includes (1) interest expense on the additional borrowing of $19,900,000 on the Company's Wells Fargo line of credit as of January 1, 2017 at an effective interest rate of 2.81%, which is the average rate of the one-month LIBOR for the year ended December 31, 2017 plus a spread of 1.70%, and which is a close approximation of the actual interest rates in effect during the year ended December 31, 2017, and (2) amortization of the associated $189,428 of deferred financing costs over the then remaining term of the Wells Fargo line of credit of approximately 14 months. The actual interest rate on the additional borrowing of $19,900,000 on the acquisition date of July 17, 2018 was 3.67%. If this interest rate had been used in the pro forma consolidated statement of operations for the year ended December 31, 2017, the interest expense adjustment would have been approximately $170,000 higher.

.